[redacted]

10028200

PJB 3/3 *

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2010
Washington, DC
112

SEC FILE NUMBER
8 - 39528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M.R. Beal & Company, A Limited Partnership

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 WALL STREET, SIXTH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MR. BERNARD BEAL — (212) 894-7115
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY
(Name -- *if individual, state last, first, middle name*)

4 BECKER FARM ROAD	ROSELAND	NEW JERSEY	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

PB 3/8

OATH OR AFFIRMATION

I, BERNARD BEAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M.R. BEAL & COMPANY, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MRB SECURITIES CORPORATION
GENERAL PARTNER

PRESIDENT

Signature

Title

Notary Public

KATRICE LITTLE SIMON
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LI5003938
Qualified in Kings County
Commission Expires on May 1, 2011

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION REQUIRED BY SEC RULE 17a-5

To the Board of Directors of M.R. Beal & Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the nine month period from April 1, 2009 through December 31, 2009, which were agreed to by M.R. Beal & Company ("the Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the nine month period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the nine month period from April 1, 2009 through December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2010

M.R. BEAL & COMPANY

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

For the Nine Month Period From April 1, 2009 Through December 31, 2009

SIPC Net Operating Revenues Per General Assessment Reconciliation Form SIPC-7T	$ 13,252,321
General Assessments at .0025	$ 33,131
Payment Remitted with Form SIPC-4	(150)
Amount Due with Form SIPC-7T	$ 32,981

M.R. BEAL & COMPANY

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

M.R. BEAL & COMPANY

CONTENTS

Independent Auditors' Report	1
Financial Statement	
Statement of Financial Condition	2
Notes to Financial Statement	3-9

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

Board of Directors
M.R. Beal & Company

We have audited the accompanying statement of financial condition of M.R. Beal & Company (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of M.R. Beal & Company as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2010

M.R. BEAL & COMPANY

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS	
Cash and cash equivalents	$ 715,874
Securities owned, at fair value	2,769,301
Receivable from clearing broker, including clearing deposits of $100,000	418,385
Commissions and investment banking fees receivable	1,265,006
Property and equipment, net	133,747
Receivable from affiliate	567,756
Other assets	329,936
	$ 6,200,005
LIABILITIES AND PARTNERS' CAPITAL	
Liabilities	
Accrued compensation and benefits	$ 2,814,753
Accrued expenses and other liabilities	776,109
Total liabilities	3,590,862
Liabilities subordinated to claims of general creditors	1,000,000
Partners' capital	1,609,143
	$ 6,200,005

See accompanying notes to financial statement.

1. Organization and nature of business

M.R. Beal & Company (the "Company") was organized pursuant to the Virginia Revised Uniform Limited Partnership Act. The Company is a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation. The Company does not carry customer accounts and is accordingly exempt from the Securities and Exchange Commission's ("SEC") Rule 15c3-3 (the Customer Protection Rule), pursuant to provision (k)(2)(ii) of the rule.

The general partner of the Company is MRB Securities Corporation (the "General Partner"), which is owned by the Company's CEO.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 24, 2010. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers money market accounts to be cash equivalents.

Securities Owned, at Fair Value and Valuation

All securities owned are valued at fair value and unrealized gains and losses are reflected in revenues.

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company.

Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

2. Summary of significant accounting policies (continued)

Securities Owned, at Fair Value and Valuation (continued)

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided using accelerated methods over the estimated useful lives of the assets as follows:

Assets	**Estimated Useful Lives**
Office Equipment	5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Term of Lease
Computer software and hardware	3 Years

2. Summary of significant accounting policies (continued)

Revenue Recognition

The Company generates revenues primarily from the following sources which are recognized as follows:

Senior Managed and Syndicate Underwriting Fees

Senior managed and syndicate underwriting fees are revenues which are recognized on the offering date of the individual transaction. These revenues are generated by working with issuers, primarily municipalities, to raise money by selling newly issued municipal bonds to our clients. Fees are paid to the Company by the issuer of the bonds when the Company is the Senior Manager on the transaction. When the Company is not the Senior Manager on the transaction, the Company will receive its fees, paid by the issuer, directly from the senior manager of the transaction.

Commissions

Commission revenues, recognized on a trade date basis, are generated when the Company acts as a broker, either in equities or fixed income securities, and buys or sells securities on behalf of a customer. The Company receives commission revenue or a "mark up" to provide this service.

Interest

Interest Income is derived from deposits at various financial institutions.

Income Taxes

No provision for federal and state income taxes has been recorded because the Company is a limited partnership. Accordingly, the individual members report their share of the Company's income or loss on their income tax returns. The Company is subject to the New York City Unincorporated Business Tax ("UBT").

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce partners' capital. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to partners' capital as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

2. Summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs include marketing and public relations expenses totaling approximately $55,000.

Rent Expense

Rent is charged to operations by amortizing the minimum rent payments over the term of the lease, using the straight-line method.

3. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2009
Assets				
Municipal bonds	$ 2,209,860	$ -	$ -	$ 2,209,860
Equity securities	559,441			559,441
	$ 2,769,301	$ -	$ -	$ 2,769,301

4. Property and equipment

Details of property and equipment at December 31, 2009 are as follows:

Office equipment	$ 11,210
Leasehold improvements	251,087
Furniture and fixtures	91,393
Computer hardware	312,781
Computer software	88,899
	755,370
Less accumulated depreciation and amortization	621,623
	$ 133,747

5. Receivable from clearing broker

The Company's customer accounts are carried on a fully disclosed basis by its clearing broker, Pershing, LLC ("Clearing Broker") pursuant to a clearing agreement (the "Agreement"). Receivable from clearing broker represents cash on deposit at the Clearing Broker. The Clearing Broker is a member of various exchanges and is subject to the rules and regulations of such organizations. Pursuant to the clearance agreement the Company maintains $100,000 deposit with the Clearing Broker.

6. Commitments and contingencies

The Company enters into contractual commitments arising in the ordinary course of business, primarily as an underwriter. In the opinion of management, the consummation of such commitments will not have a material adverse effect on the financial position of the Company.

The Company has obligations for its office space in New York City and Chicago under the terms of non-cancelable operating leases that expire through 2014. Rent expense for the year ended December 31, 2009 was approximately $436,000. The rent expenses recognized in the statement of operations have been straight-lined over the life of the leases. Accordingly, a liability for approximately $233,000 has been included in "Accrued expenses and other liabilities" in the statement of financial condition.

6. Commitments and contingencies (continued)

Future minimum annual rental commitments under these agreements are approximately as follows:

Year ending December 31,		
2010	$	483,000
2011		453,000
2012		430,000
2013		430,000
2014		36,000
	$	1,832,000

7. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires net capital, as defined, to be the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of approximately $3,490,000, which was approximately $3,251,000 in excess of its required minimum net capital of approximately $240,000. The Company's ratio of aggregate indebtedness to net capital was 1.03. Additionally, a broker-dealer must notify its designated examining authority if its net capital is less than 8-1/3% of aggregate indebtedness or if its net capital is less than 120% of its required minimum amount. Proprietary accounts, held at its Clearing Broker ("PAIB Assets"), are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and its Clearing Broker which requires, among other things, its Clearing Broker to perform a computation of PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

8. Liabilities subordinated to claims of general creditors

In 2007, the Company entered into a $1,000,000 Subordinated Loan agreement with its General Partner. This loan bears interest at an annual rate of 9% and matures April 30, 2010. As part of this agreement the Company is required to collateralize its obligation by segregating cash and/or securities in an amount equaling no less than $1,000,000. At December 31, 2009, the securities owned collateralizing the subordinated debt amounted to approximately $1,293,000. This subordinated liability qualifies as equity capital for the broker-dealer under the SEC's Uniform Net Capital Rule.

9. Related party and other transactions

At December 31, 2009, the Company had non-interest bearing affiliate loans receivable of $567,756.

10. Off-balance sheet risk and concentrations of credit risk

As a securities broker-dealer, the Company enters into various debt and equity transactions as principal and agent. The execution of these transactions may result in off-balance sheet risk or concentration of credit risk. Pursuant to its agreement with its Clearing Broker, the Company is liable for amounts uncollected from customers introduced by the Company.

The Company maintains a cash balance at a financial institution, which periodically exceeds the Federal Deposit Insurance Corporation coverage of $250,000 available through December 31, 2013. The Company has not experienced any loss and believes it is not subject to any significant credit risk.